UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Authorized Capital Publicly-Held Company

CNPJ/ME: 06.948.969/0001-75

NIRE: 35.300.316.584

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MARCH 30, 2021

1	DatE, TIME AND PLACE: On March 30, 2021, at 05:00 p.m., at the headquarters of Linx S.A. (“Company”), located in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7221, 7th floor, room 1, Building Birmann 21, Pinheiros, Postal Code: 05425-902.
2	CALL AND ATTENDANCE: Called as provided for in the Company's By-Laws, it was verified the presence of all members of the Board of Directors, via conference call, as permitted by article 20 of the By-Laws.
3	ComposiTION OF THE BOARD: Chairman: Nercio José Monteiro Fernandes; Secretary: Ana Paula Frigo.
4	AGENDA: The members of the Company's Board of Directors met to deliberate on the following agenda: (i) to appreciate the submission to the Extraordinary General Meeting of the information relative to the annual global remuneration of the members of the Company's administration and the information on the election of the slate proposed by the administration for the Board of Directors; and (ii) call the Extraordinary General Meeting of the Company, to be held on April 30, 2021, at 02:00 p.m., at the headquarters of the Company, for approval of the items listed in item “i”, above; and (iii) ratify all the acts practiced by the Company’s Executive Board for execution of the deliberations taken in items “i” and “ii” of this Agenda.
5	DeliberaTIONs: With the meeting installed and after examination and discussion of the matters on the agenda, the members of the Board of Directors, by unanimity of votes, considering a declaration of vote expressed by the Director João Cox Neto, which is filed at the Company's headquarters, APPROVED:
5.1	Submission to the Company's Extraordinary General Meeting of the information relative to the annual global compensation of the members of the Company's administration and the information regarding the election of the slate proposed by the administration for the Board of Directors.

Ata da Reunião do Conselho de Administração da Linx S.A. realizada em 30 de março de 2021.

5.2	The call for the Extraordinary General Meeting of the Company, to be held on April 30, 2021, at 2:00 pm, at the Company's headquarters to deliberate on the following agenda:
(i)	determination of the annual global remuneration of the members of the Company's administration for the fiscal year to end on December 31, 2021; and
(ii)	election of the members of the Company's Board of Directors for a term of office until the Extraordinary General Meeting of 2022 that will approve the administration's accounts for the fiscal year to be ended on December 31, 2021.
5.3	Ratification of all the acts practiced by the Company’s Executive Board for implementation of the resolutions taken in items 5.1 and 5.2 above.

6                CLOSING: Having no further matters to discuss, the present minutes have been drawn up, read, approved and signed by all those present and by the Chairman and Secretary of the Board. São Paulo, March 30, 2021.

Signatures: Secretary: Ana Paula Frigo. Members of the Board of Directors present: Nercio José Monteiro Fernandes, Alberto Menache, Alon Dayan, João Cox Neto and Roger de Barbosa Ingold.

I do certify that this is a true copy of the minutes drawn up in the proper book.

São Paulo, March 30, 2021.

_________________________________________

Ana Paula Frigo

Secretary

Ata da Reunião do Conselho de Administração da Linx S.A. realizada em 30 de março de 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer